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Exhibit (a)(1)(D)

OFFER TO PURCHASE FOR CASH BY
HELEN OF TROY LIMITED OF
UP TO $300,000,000 OF SHARES OF ITS
COMMON STOCK AT A PURCHASE PRICE NOT GREATER THAN $66.50 PER SHARE
AND NOT LESS THAN $57.75 PER SHARE

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        Helen of Troy Limited, a Bermuda company (the "Company"), is offering, upon and subject to the terms and conditions set forth in the Offer to Purchase, dated February 10, 2014 (together with any amendment or supplement thereto, the "Offer to Purchase"), and the related Letter of Transmittal (together with any amendment or supplement thereto, the "Letter of Transmittal"), which together constitute the "Offer," to purchase an aggregate of up to $300 million of our outstanding common shares, par value $0.10 per share ("Common Stock"). Capitalized terms used herein without definition have the meanings set forth in the Offer to Purchase.

        Upon the terms and subject to the conditions of the Offer, we will determine a single price per share of Common Stock that we will pay for shares of Common Stock properly tendered and not properly withdrawn pursuant to the Offer, taking into account the total number of shares of Common Stock properly tendered and not properly withdrawn and the prices specified by tendering shareholders. We will select the lowest purchase price, not greater than $66.50 per share nor less than $57.75 per share, that will allow us to purchase that number of shares of Common Stock having an aggregate purchase price of $300 million, or a lower amount depending on the number of shares of Common Stock properly tendered and not properly withdrawn (such purchase price, the "Final Purchase Price"). Upon the terms and subject to the conditions of the Offer, if shares having an aggregate purchase price of less than $300 million are properly tendered and not properly withdrawn, we will buy all shares properly tendered and not properly withdrawn.

        All shares of Common Stock acquired in the Offer will be acquired at the Final Purchase Price, including those shares tendered at a price lower than the Final Purchase Price. Only shares properly tendered at prices at or below the Final Purchase Price, and not properly withdrawn, will be purchased. However, because of the "odd lot" priority, proration and conditional tender provisions described in the Offer to Purchase, we may not purchase all of the shares of Common Stock tendered at or below the Final Purchase Price if, based on the Final Purchase Price, shares having an aggregate purchase price in excess of $300 million are properly tendered and not properly withdrawn. The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to certain other conditions described in "The Offer—Conditions of the Offer" in the Offer to Purchase.

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  At the maximum Final Purchase Price of $66.50 per share, we could purchase 4,511,278 shares of Common Stock if the Offer is fully subscribed, which would represent approximately 14.06% of the issued and outstanding shares of Common Stock as of February 5, 2014.

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  At the minimum Final Purchase Price of $57.75 per share, we could purchase 5,194,805 shares of Common Stock if the Offer is fully subscribed, which would represent approximately 16.19% of the issued and outstanding shares of Common Stock as of February 5, 2014.

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  If, based on the Final Purchase Price, shares of Common Stock having an aggregate purchase price of less than $300 million are properly tendered and not properly withdrawn, we will buy all such shares of Common Stock properly tendered and not properly withdrawn.

        The Company is requesting that you contact your clients for whom you hold Common Stock regarding the Offer. For your information and for forwarding to your clients for whom you hold

Common Stock registered in your name or in the name of your nominee, or who hold Common Stock registered in their own names, enclosed are the following documents:

          1.     The Offer to Purchase;

          2.     The Letter of Transmittal for your use and for the information of your clients (including Internal Revenue Service Form W-9);

          3.     A form of letter which may be sent to your clients for whose account you hold Common Stock registered in your name or the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

          4.     The Notice of Guaranteed Delivery with respect to shares, to be used to accept the Offer in the event you are unable to deliver the share certificates, together with all other required documents, to the Depositary before the Expiration Time, or if the procedure for book-entry transfer cannot be completed before the Expiration Time; and

          5.     Return envelope addressed to Computershare Trust Company, N.A., the depositary for the Offer (the "Depositary").

        We urge you to contact your clients as promptly as possible. The Offer will expire at 12:00 midnight, New York City time, on Monday, March 10, 2014, unless extended or earlier terminated by the Company (such date and time for the Offer, as may be extended, the "Expiration Time"). Common Stock tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time or, if not previously returned by the Company, after 40 business days from the commencement of the Offer if the Company has not accepted the tendered Common Stock by that date.

        To participate in the Offer, either (a) a Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, must be received by the Depositary prior to the Expiration Time and either certificates for tendered shares must be received by the Depositary or shares must be delivered pursuant to the procedures for book-entry transfer set forth in the Letter of Transmittal (and a Book-Entry Confirmation must be received by the Depositary), in each case prior to the Expiration Time, or (b) the tendering shareholder must comply with the guaranteed delivery procedures set forth below and in the Offer to Purchase. Georgeson Inc. is serving as information agent (the "Information Agent").

        The Company will, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding the Offer to Purchase and the related documents to the beneficial owners of Common Stock held by them as a nominee or in a fiduciary capacity. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal (see Instructions 7 and 8 of the Letter of Transmittal).

        None of the Company, its management, its Board of Directors, J.P. Morgan Securities LLC, the dealer manager for the Offer, Georgeson Inc., the information agent for the Offer, or Computershare Trust Company, N.A., the depositary for the Offer makes any recommendation to holders of Common Stock as to whether to participate in the Offer or, if a person wishes to participate, at what price or prices to tender shares in the Offer.

        Any questions related to the procedure for tendering should be directed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at its address and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

HELEN OF TROY LIMITED

NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF THE COMPANY OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENTS ON BEHALF OF THE COMPANY WITH RESPECT TO THE OFFER, EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

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  Exhibit (a)(1)(D)